Free Writing Prospectus

Filed Pursuant To Rule 433

Registration No. 333-221842

June 29, 2018

World Gold Council, State Street launch mini gold fund

Wednesday, June 27, 2018

By Bailey McCaan

The World Gold Council and State Street Global Advisors are adding to their family of gold ETFs. SPDR Gold MiniShares Trust (Symbol: GLDM) offers the lowest available total expense ratio among all gold exchange-traded products and is one-tenth the price of GLD, the World Gold Council’s flagship gold fund.

With the launch of GLDM, the World Gold Council and State Street Global Advisors have added a third product to their range of gold ETFs, all of which are backed by physical gold. The funds hold physical gold bullion as collateral for the funds.

In November 2004, the World Gold Council and State Street Global Advisors launched SPDR® Gold Shares (GLD®), the first US-traded gold ETF and the first US-listed ETF backed by a physical asset.

As Opalesque previously reported, last year, the World Gold Council and State Street launched their second gold ETF - Long Dollar Gold Trust (GLDW), the first US-listed gold ETF that goes long both gold and the US dollar.

In an interview on GLDM, Greg Collett, Director of Investment Products at the World Gold Council told Oplaesque that the latest ETF is designed for investors that want to buy and hold gold. “We think GLDM can serve as a core holding for investors that want exposure to physical gold. It can be used as a standalone or alongside GLD, which is typically a shorter-term investment.”

Investors often move in and out of the flagship GLD fund as part of a commodities trading strategy. A significant options market has also sprung up around GLD, but Collett says that much trading activity may not be appropriate for all investors. “Based on our conversations with people in the market there is an appetite for a product that offers long-term exposure to gold as a diversifier and as a form of downside risk protection,” he said. Investors often return to gold if markets slow down or correct. Gold can provide a source of return that is uncorrelated to the broader market. Gold also holds on to more of its value over time - a positive for investors.

ICBC Standard Bank will serve as the custodian for GLDM and each share of GLDM will represent the price of 1/100th of an ounce of gold at launch, which is approximately 1/10th the size of a share of GLD.

SPDR® Gold MiniSharesSM Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.